SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO § 240.13d-2(a)

(Amendment No. 1)*

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

64077P108

(CUSIP Number)

Gary T. Moomjian, Esq.

Moomjian, Waite & Coleman, LLP

100 Jericho Quadrangle, Suite 208

Jericho, New York 11753

(516) 937-5900

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64077P108	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS

George W. Haywood

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
NUMBER OF		6,049,315 (1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		1,274,127 (2)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		6,049,315 (1)
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		1,274,127 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,323,442

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)	Includes 539,272 shares owned by Mr. Haywood’s minor children.
(2)	Represents shares owned by Mr. Haywood’s spouse.

CUSIP No. 64077P108	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS

Con Egan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
NUMBER OF		2,272,111
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		2,272,111
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,272,111

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 64077P108	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS

Conor O’Driscoll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
NUMBER OF		879,606
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		879,606
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

879,606

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 64077P108	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS

Fulvio Dobrich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
NUMBER OF		890,000
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		890,000
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

890,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 64077P108	13D	Page 6 of 13 Pages

This Amendment No. 1 hereby amends and supplements the Schedule 13D filed by Mr. George W. Haywood, Mr. Con Egan, Mr. Conor O’Driscoll and Mr. Fulvio Dobrich (all collectively referred to as the “Reporting Persons”) with the Securities and Exchange Commission on April 10, 2014 (the “Schedule 13D”), with respect to the common shares, without par value, of Neptune Technologies & Bioressources Inc. (the “Company”). Items 4, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 4. Purpose of Transaction.

In April and May of 2014, subsequent to filing the initial Schedule 13D which is amended hereby, George W. Haywood engaged in conversations with management of the Company. As a result of such discussions, the Company and Mr. Haywood entered into a Settlement Agreement, dated May 16, 2014 (the “Settlement Agreement”). As of the date of the Settlement Agreement, the Reporting Persons disbanded as a group, to the extent that they may have been deemed to be a group.

The Settlement Agreement identifies eight persons, mutually acceptable to the Company and the Reporting Persons, to be included by the Company as nominees for election to the Board of Directors of the Company (the “Board”) at the Company’s upcoming Annual Meeting of Shareholders (the “Annual Meeting”). Mr. Haywood agreed to vote his shares, and to cause the other Reporting Persons to vote their shares, in favor of all eight nominees, and not to propose or support in any manner the nomination of any individuals other than the eight nominees.

The Settlement Agreement provides for the incumbent Board to continue the search process for a new Chief Executive Officer (“CEO”). The new CEO will be appointed by the new Board and in the event a new CEO is found prior to the Annual Meeting, the incumbent Board has the right to appoint such new CEO with Mr. Haywood’s prior consent, which consent may not unreasonably be withheld.

The foregoing description is qualified by reference to the Settlement Agreement, a copy of which is included as Exhibit I hereto and incorporated by reference.

Once the Annual Meeting is held or a new CEO is elected, Mr. Haywood will no longer be a 13D filer and will resume 13G filings. Each of the Reporting Persons may acquire additional shares of Common Stock or sell or otherwise dispose of any or all of the shares of Common Stock beneficially owned by them, in the open market, in privately negotiated transactions or otherwise so as to meet their investment objectives.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information set forth in Item 4 above is incorporated herein by reference. Except as set forth in Item 4 above, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of the Company.

CUSIP No. 64077P108	13D	Page 7 of 13 Pages

Item 7. Material to be Filed as Exhibits.

Item 7 contains the following exhibits:

Exhibit 1	Settlement Agreement.

CUSIP No. 64077P108	13D	Page 8 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2014

/s/ George W. Haywood
George W. Haywood

/s/ Con Egan
Con Egan

/s/ Conor O’Driscoll
Conor O’Driscoll

/s/ Fulvio Dobrich
Fulvio Dobrich

CUSIP No. 64077P108	13D	Page 9 of 13 Pages

EXHIBIT INDEX

Exhibit No.	Description

1	Settlement Agreement

CUSIP No. 64077P108	13D	Page 10 of 13 Pages

EXHIBIT 1

Settlement Agreement

Neptune Technologies & Bioressources Inc. (Neptune) and George Haywood (the Concerned Shareholder) agree as follows:

1.	Meeting Date. Neptune will not postpone the date of the annual and special meeting of Neptune’s shareholders scheduled to be held on June 19, 2014 (the Meeting), except with the prior consent of the Concerned Shareholder, which consent shall not be unreasonably withheld.

2.	Board Size. The number of directors to be elected at the Meeting shall be eight. Subject to shareholders’ approval at the Meeting, the articles of Neptune will be amended to increase the maximum number of directors to ten.

3.	Board Nominees. Neptune agrees to put forward the following eight individuals as nominees to be appointed to the board of directors of Neptune:

Valier Boivin	John Moretz
Ronald Denis	Reed Tuckson
Pierre Fitzgibbon	Harlan Waksal
Adrian Montgomery	Jerald Wenker

(collectively, the Neptune Nominees).

Neptune shall include the Neptune Nominees as management’s director nominees in its management information circular for the Meeting, and to recommend that shareholders vote in favour of the election of the Neptune Nominees.

4.	Support for the Neptune Nominees. Each of the incumbent directors who is a Neptune Nominee agrees to vote his Neptune shares, and to cause each of his associates to vote their Neptune shares, in favour of the election of the Neptune Nominees at the Meeting.

5.	Support of the Concerned Shareholder. The Concerned Shareholder agrees (i) to support the nomination of the Neptune Nominees, (ii) to vote his Neptune shares, and to cause each of his associates or joint actors to vote their Neptune shares, in favour of the election of the Neptune Nominees at the Meeting, (iii) not to propose or support in any manner the nomination of any individuals as director nominees to the board of directors of Neptune other than the Neptune Nominees and (iv) except to the extent required to fulfill his obligations in this Section 5, immediately cease any solicitation of proxies relating to the election of directors to the board of directors of Neptune until the earlier of (A) the Meeting or (B) such time that this Agreement is terminated in accordance with its terms.

CUSIP No. 64077P108	13D	Page 11 of 13 Pages

6.	New CEO Search. The incumbent directors of the Neptune board will continue the search process for a new CEO and shall retain a top-tier executive search firm to assist in the process. The new CEO shall be appointed by the new board of directors of Neptune. In the event a new CEO is found prior to the Meeting, the incumbent directors shall have the right to appoint such new CEO with the prior consent of the Concerned Shareholder, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, the Concerned Shareholder agrees that the incumbent directors of Neptune may appoint Mr. André Godin, Neptune’s Chief Financial Officer, as interim CEO until such time as the new CEO is appointed in accordance with this Section 6.

7.	Former CEO Termination Payments. The incumbent directors of the Neptune board, except for Henri Harland who has a conflict of interest, will continue to work with independent legal counsel to review Mr. Harland’s employment contract and to make recommendations with respect to his termination entitlements, if any. Neptune agrees to promptly update the Concerned Shareholder, to provide the Concerned Shareholder with the conclusions of the legal opinion received from independent counsel and the opportunity to provide feedback to Neptune.

8.	Reimbursement of Expenses. Following the Meeting, Neptune will reimburse the Concerned Shareholder for reasonable fees incurred in connection with the proxy campaign by his Canadian advisors, Kingsdale Shareholder Services and Norton Rose Fulbright Canada LLP, and by his U.S. legal advisors, which fees in the aggregate shall not exceed CDN$460,000, upon (i) ratification by the new board of such reimbursement and (ii) receipt by the new board of invoices from the aforementioned advisors which set out in reasonable detail a summary of such fees.

9.	Press Release. Immediately after the execution of this Agreement, Neptune shall issue the press release attached hereto as Schedule “A” (the Press Release) to announce the Neptune Nominees. Unless agreed to by the parties, the Press Release will be the only public communication in relation to this Agreement. Notwithstanding the foregoing, the Concerned Shareholder agrees that the information contained in the Press Release may be restated in Neptune’s press release announcing its annual results.

10.	“Speak-well”. Neptune and the Concerned Shareholder agree not to disparage or encourage or cause the disparagement of each other directly or indirectly, including any disparagement of the directors, officers, advisors and associates of each other in relation to this Agreement and any matter relating to each other’s engagement with Neptune.

11.	Confidentiality. Except as disclosed in the Press Release or as required by applicable law, neither party shall disclose this Agreement or its terms or its existence to any other person or entity, other than its legal counsel and other professional advisors.

12.	Termination. This Agreement may be terminated by either party (the Terminating Party) upon the breach by the other party in the performance of any of its obligations under this Agreement if such breach continues unremedied for a period of 24 hours after notice of such breach has been given by the Terminating Party.

CUSIP No. 64077P108	13D	Page 12 of 13 Pages

13.	Waiver of Advance Notice By-Law. In the event this Agreement is terminated by the Concerned Shareholder in accordance with Section 12, the incumbent directors of the Neptune board agree to waive the provisions of Neptune’s Advance Notice By-Law (By-Law 2013-1) in respect of director nominations for the Meeting.

14.	Remedies for Breach. Without prejudice to any other rights or remedies that the parties may have, each of Neptune and the Concerned Shareholder acknowledges and agrees that monetary damages would not be an adequate remedy for any breach, suspected breach or threatened breach by the other party of the terms of this Agreement and that accordingly, the parties shall be entitled, without proof of special damage, to the remedies of injunction, specific performance and other equitable relief for any breach of the terms of this Agreement by the other party and that the second party shall not oppose the granting of such remedies. Such remedies shall not be deemed to be the exclusive remedies for a breach of the terms of this Agreement but shall be in addition to all other remedies available at law or in equity.

15.	Execution in Counterparts. This Agreement may be executed in any number of counterparts, which taken together shall form one and the same agreement.

16.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein and any disputes with respect to its validity or execution shall be submitted to the exclusive jurisdiction of the Québec Courts, District of Montreal.

17.	Language. The parties have expressly required this Agreement and all other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties ont expressément demandé que la présente convention ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

18.	Transaction. This Agreement constitutes a transaction within the meaning of Articles 2631 and following of the Civil Code of Québec.

19.	Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof. There are no restrictions, agreements, promises, representations, warranties, covenants or other undertakings other than those expressly set forth herein. This Agreement may be amended only by a written instrument duly executed by the parties.

[Remainder of this page is intentionally left blank.]

CUSIP No. 64077P108	13D	Page 13 of 13 Pages

IN WITNESS WHEREOF, the parties have executed this agreement as of May 16, 2014.

Neptune TECHNOLOGIES & BIORESSOURCES INC.

Per:	/s/ Dr. Ronald Denis
Dr. Ronald Denis
Chairman of the Board of Directors

Per:	/s/ Valier Boivin
Valier Boivin
Director

/s/ Lauren Hucker	/s/ George Haywood
Witness	George Haywood